UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM 1-E

NOTIFICATION UNDER REGULATION E

September 30, 2016

Item 1.	The Issuer.

The name of the Issuer is Hill Capital Corporation (the “Company” or “Hill Capital”).  Its principal business office is located at 80 West 4th Street, Saint Paul, Minnesota 55102.

Item 2.	Affiliates and Principal Security Holders of Issuer.

(a) The following table lists the affiliates of the Company and the nature of the affiliation:

Affiliate	Nature of Affiliation
John C. Bergstrom	Director
Patrick E. Donohue	President and Chief Executive Officer, Director
Kevin S. Spreng	Director and Board Chair
Galen G. Vetter	Director
Jeanne M. Voigt	Director

(b) The following is a list of persons who own ten percent or more of the outstanding securities of any class of the Company:

Name	Class of Securities	Amount Owned	% of Class
John C. Bergstrom	Common Stock	24	12.0%
Jeffry R. Brown	Common Stock	20	10.0%
Patrick E. Donohue	Common Stock	23	11.5%
Galen G. Vetter	Common Stock	23	11.5%
Jeanne M. Voigt	Common Stock	20	10.0%
James Jerome Hill Reference Library	Common Stock	75	37.5%

Item 3.	Directors and Officers.

The following are the names and addresses of each officer and director of the Company:

Name/address of Officers and Directors	Positions Held
John C. Bergstrom	Director
Patrick E. Donohue	President and Chief Executive Officer, Director
Kevin S. Spreng	Director and Board Chair
Galen G. Vetter	Director
Jeanne M. Voigt	Director

The address for each of our officers and directors is 80 West 4th Street, Saint Paul, Minnesota 55102.

The following is the investment adviser of the Company: None.

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Item 4.	Counsel for Issuer and Underwriters.

Counsel for the Company is Fredrikson & Byron, P.A., 200 South Sixth Street, Suite 4000, Minneapolis, Minnesota 55402.

Item 5.	Events Making Exemption Unavailable.

No event specified in Rule 602(b), (c) or (d) has occurred which would make an exemption under Regulation E unavailable for securities of the Company in the absence of a waiver by the Commission pursuant to Rule 602(e).

Item 6.	Jurisdictions in which Securities are to be Offered.

(a) The Company will offer the Shares of Common Stock (“Common Stock” or “Shares”) covered by this notification directly to purchasers without the use of underwriters, dealers or sales persons in the following states: Minnesota, North Dakota, and Wisconsin.

(b) The Company does not plan to use underwriters, dealers or sales persons in connection with the offering of Shares of Common Stock covered by this notification.

Note: No securities shall be offered or sold in any other State or jurisdiction until an amendment to this notification has been filed listing the names of the additional jurisdictions.

Item 7.	Unregistered Securities Issued or Sold Within One Year.

(a) The following lists unregistered securities issued by the Company within one year prior to filing this notification, including the title and amount of securities issued, aggregate offering prices, and names of persons to whom the securities were issued:

In 2014 and 2015, the Company offered Shares of its Common Stock at $10.00 cash per share. Subsequently, the Company effected a 1-for-100 reverse stock split resulting in an effective price per share of $1,000 - the same per share price in the offering pursuant to this notice. The price per share was set arbitrarily by the Company’s Board of Directors.

(b) The following chart lists unregistered securities of the Company issued within one year prior to the filing of this notification to officers, directors, or principal security holders of the Company or the underwriter of any securities of the Company:

Name of Officer, Director or Principal Stockholder	Shares of Common Stock
John C. Bergstrom	24
Jeffry R. Brown	20
Patrick E. Donohue	23
Kevin S. Spreng	15
Galen G. Vetter	23
Jeanne M. Voigt	20
James Jerome Hill Reference Library	75

(c) The shares of Common Stock sold within one year of the date of this notification were offered and sold by the issuer in transactions not involving public offerings and thus exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The shares were offered and sold to only 7 persons, all of whom are accredited investors, and 5 of whom are members of the Company’s Board of Directors. All purchasers had prior business relationship with one or more of the other members of the Company’s Board of Directors, and are sophisticated and experienced in business matters such that they are able to make educated investment decisions whether to purchase shares of the Company. No general solicitation was used.

 2

Item 8.	Other Present or Proposed Offerings.

The Company plans to offer up to 15,000 shares of its Common Stock at $1,000 per share in a private offering pursuant to Rule 506(c) contemporaneously with the offering of the shares covered by this notification.

Item 9.	Exhibits.

(a)(1)	Form of common stock certificate. Included in the Company’s Notification on Form 1-E, filed August 19, 2015.

(a)(2)	Articles of Incorporation of the Company, filed February 1, 2016.

(a)(3)	Bylaws of the Company, filed February 1, 2016..

(b)	Placement Agent Agreement. Not applicable.

(c)	No securities will be offered pursuant to this notification other than for the account of the issuer.

(d)	The Offering Circular. Filed herewith.

(e)	Underwriter Consents and Certifications. Not applicable.

(f)	The issuer is not a small business investment company.

Signatures

This Amendment No. 1 to Notification on Form 1-E has been signed in the City of Saint Paul, State of Minnesota on September 30, 2016.

HILL CAPITAL CORPORATION

By:	/s/ Patrick E. Donohue
Patrick E. Donohue
President and Chief Executive Officer

 3

Exhibit 9(a)(1)

Form of Common Stock Certificate

Previously filed.

  4

Exhibit 9(a)(2)

Articles of Incorporation

Previously filed.

 5

Exhibit 9(a)(3)

Bylaws

Previously filed.

 6

Exhibit 9(d)

Offering Circular

  7

OFFERING CIRCULAR

HILL CAPITAL CORPORATION

80 West 4th Street, Saint Paul, Minnesota 55102

(651) 452-8448

This Offering Circular is dated September 30, 2016.

Regulation E Offering1

Maximum Offering: 5,000 shares of Common Stock	Minimum Offering: 1,000 shares of Common Stock

Under the terms of the offering pursuant to this Offering Circular (the “Offering”), all subscription funds will be placed into a non-interest bearing escrow account with UMB Bank, n.a., until both (i) the Minimum Offering (“Minimum Offering”) is reached, and (ii) the aggregate subscriptions received by the Company from this Offering and the Company’s Contemporaneous Private Offering pursuant to Rule 506(c) (the “Contemporaneous Private Offering”) are at least $10,000,000 (the “Aggregate Minimum”) 2. Upon our receiving subscriptions for the Minimum Offering and the Aggregate Minimum and subject to our Form 10 being effective with the SEC, we will schedule a closing at which the subscription funds held in escrow will be released to the Company. If the offering is terminated without us receiving subscriptions for both the Minimum Offering and the Aggregate Minimum, funds held in escrow will be returned to subscribers without interest or deduction. The Board of Directors reserves the right to terminate the offering and return funds to subscribers even if the Aggregate Minimum is obtained.

There is no assurance that an active trading market for the Company’s stock will develop; the absence of an active trading market will limit shareholders’ ability to sell their shares.

•	We do not have any current intentions to list the Company’s stock on an exchange.
•	An investor may only be able to sell shares at a significant discount to net asset value.
•	The Company does not expect to repurchase shares from investors.

The Offering shall remain open until December 31, 2016, unless extended by the Company.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

Regulation E Offering[3]	Offering Price to Public	Underwriting Discounts and Commission	Proceeds to Issuer[3]
Total Minimum	$1,000,000	$0	$1,000,000
Total Maximum	$5,000,000	$0	$5,000,000
Per Share	$1,000	$0	$1,000

For the material risks involved in purchasing these securities please see “Risk Factors”.

See footnotes on following page.

Footnotes to cover page:

1. In aggregate with Contemporaneous Private Offering, the Aggregate Maximum Offering (“Aggregate Maximum”) is 20,000 shares of Common Stock and the Aggregate Minimum is 10,000 shares of Common Stock.

2. Including the Offering and the Contemporaneous Private Offering, the table is:

Aggregate Offering	Offering Price to Public	Underwriting Discounts and Commission	Proceeds to Issuer
Total Minimum	$10,000,000	$0	$10,000,000
Total Maximum	$20,000,000	$0	$20,000,000
Per Share	$1,000	$0	$1,000

3. The Company anticipates that the expenses of the Offering will include $25,000 for selling expenses, and $40,000 for professional services and filing fees. In addition, it is anticipated that during the offering period all of management’s business time will be occupied with conducting the Offering. The cost of personnel during this time is expected to be $135,000. The Company does not intend to spend more than $200,000 on offering expenses and management during the Offering period, which is the same amount as the gross proceeds received by the Company from the sale of shares of common stock prior to the commencement of this offering. The total anticipated Offering and organizational expenses of $200,000 is $19.61 per share and $9.90 per share for Aggregate Minimum and the Aggregate Maximum, respectively. Notwithstanding the foregoing, the Company has made provision for use of up to $75,000 of the proceeds from the Offering for payment of deferred compensation and reimbursement of expenses incurred on our behalf during the Offering period. Such payments would be made only following a closing on the Minimum Offering and the Aggregate Minimum. If we use the full $75,000 of the proceeds from the Offering for the payment of deferred compensation and reimbursement of expenses, the total organizational and offering expenses of $275,000 is $26.96 per share and $13.61 per share for the Aggregate Minimum and the Aggregate Maximum, respectively.

FORWARD LOOKING STATEMENTS

Some of the statements in this Offering Circular constitute forward-looking statements because they relate to future events or our future performance or financial condition. All statements other than statements of historical facts are forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in this Offering Circular or described from time to time in reports that we may file in the future with the Securities and Exchange Commission. Under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this Offering Circular or any supplement to this Offering Circular, or in periodic reports we file under the Exchange Act.

These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our line of business, our beliefs and our assumptions. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. These statements involve risks and uncertainties. Prospective investors are cautioned that there can be no assurance that the forward-looking statements included in this Offering Circular will prove to be accurate. In light of the significant uncertainties inherent to the forward looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, the Company does not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

General Description of the Issuer

OVERVIEW

Hill Capital Corporation (“Hill Capital,” “Company,” “we,” “us,” “our,” and other words of similar meaning) was formed on January 21, 2014 as a Minnesota corporation. To date, we have not conducted any operations other than organizational activities, including our founding seven shareholders capitalizing the Company with $200,000.

We intend to:

•	become a publicly-owned investment company that allows anyone to be a shareholder and participate in the investment process in companies that form the economic base of their community;
•	sell Common Stock at $1,000 per share, with a minimum investment of one share;
•	raise total capital between $10,000,000 and $20,000,000 – up to $5,000,000 in this public Offering and up to $15,000,000 in the Contemporaneous Private Offering;
•	intends to elect to be regulated as a business development company, or (“BDC”), under the Investment Company Act of 1940, as amended (the “1940 Act”) shortly after the date of this Offering Circular;
•	elect to be treated as a regulated investment company, or (“RIC”), under Subchapter M of the Internal Revenue Code, which would provide us with effective “pass-through” tax treatment;
•	utilize our shareholders as a referral source for potential investment opportunities, and to participate in due diligence under our management and direction;
•	invest in companies seeking substantive long-term growth;
•	earn current income from interest and dividend payments from our investments;
•	achieve capital gains through an increase in the value of equity in our investments; and
•	distribute at least 90% of our income in the form of an annual dividend.

BACKGROUND OF ISSUER AND EXPANSION OF ENTREPRENEURSHIP

Hill Capital was founded by people who share the simple vision of creating a pool of capital to invest in small businesses and support entrepreneurship in the states along the Great Northern Railway, from Chicago to Seattle (the “Empire Builder Corridor”). Our initial investment efforts will begin with small businesses in Minnesota, western Wisconsin and eastern North Dakota that, based on our market analysis, may fit our investment guidelines. A more detailed analysis is available in the “Market Opportunity” section.

Our founding shareholders are entrepreneurs, our Board of Directors (“Board”) and the James Jerome Hill Reference Library, doing business as the James J. Hill Center (the “Center”). The Center and Hill Capital Corporation share the vision of funding and supporting entrepreneurs to inspire the next generation of Empire Builders. We believe that by providing the general public with the opportunity to invest in, support and benefit from promising local companies we can help create a grassroots economic development mind set that encourages individuals and businesses to work together to foster a strong entrepreneurial economy.

Hill Capital Corporation and the Center entered into a Founding Sponsor Investor Agreement (“Sponsor Agreement”) on December 31, 2014. The Sponsor Agreement as amended outlines our strategic relationship with the Center and provides certain rights to the Company in exchange for minimum payments by Hill Capital for the use of the Center. The minimum payment requirement becomes effective upon closing on the Aggregate Minimum and calls for payments of $12,500 in year one, $22,500 in year two, $32,500 in year three, $42,500 in year four and $45,000 in year 5 and beyond. In exchange for these annual royalty payments, the Center granted the Company a license to use the Center’s name and the right to use the Center to host events and provide managerial assistance to our portfolio companies.

We believe that a key inhibitor to business expansion and economic growth is highly limited access to capital for entrepreneurial companies. We intend to increase access to capital by making investments, hosting public events and providing our portfolio companies with introductions to a broader range of capital sources. We believe that increased access to capital for small businesses promotes entrepreneurship and ultimately contributes to economic growth. To assist us in offering broader access to capital to our portfolio companies, we plan to regularly work with other sources of capital and will seek to be cooperative, not competitive, with commercial banks, non-bank asset-based lenders and equity funding sources.

We believe that we can profitably offer a solution to what is often referred to as the “capital gap” (i.e., where an enterprise needs to finance its growth, but cannot attract adequate funding from traditional sources) by utilizing the business community and our shareholders as a referral source for investment opportunities and to assist in due diligence under our direction. The capital gap is more pronounced for smaller companies and is partly the result of a lack of long-term capital available to small companies that often have limited operating history and few tangible assets. Hill Capital intends to help narrow the capital gap and expand entrepreneurship in the Empire Builder Corridor.

SUPPORT OF SHAREHOLDERS AND WISDOM OF THE COMMUNITY

We plan to utilize the community, in particular our shareholders, as key referral sources for investment opportunities. We intend to seek the collective wisdom of our shareholders to inform our due diligence and investment recommendations. We believe there is a significant opportunity to strengthen community participation in local business development by enabling shared ownership, strengthening social capital and creating a stronger link between investment and local business interests.

We plan to utilize the input from the business community to shape our business processes today and into the future. We will do this by endeavoring to:

•	have a broad range of shareholders primarily from the regions in which we invest;
•	be highly transparent through public reporting; and
•	engage our shareholders and the business community through events, open communications and opportunities to participate in our investment processes.

BUSINESS STRUCTURE

Hill Capital intends to be an internally managed, non-diversified, closed-end business development company (“BDC”); however, we intend to meet the diversification standards for regulated investment companies (“RIC”) under subchapter M of the Internal Revenue Code. As noted above, we intend to elect to be regulated as a BDC and RIC, however, we cannot provide any assurances that we will become or remain a BDC or RIC. It is anticipated that the Company will seek to meet the requirements of a BDC and RIC to qualify for the special tax status to relieve us from federal income tax on the part of our net investment income and realized capital gains that we distribute to shareholders. We currently anticipate filing an election to be treated as a BDC within 90 days of the date of this Offering Circular. As a RIC, the Company generally would not be able to use any net operating loss carryforwards relating to periods prior to the first year in which the Company qualifies as a RIC. Therefore our Board will make a determination as to the timing of our election to be treated as a regulated investment company, under Subchapter M of the Code. As an internally managed investment company, our officers and employees conduct our operations under the general supervision of our Board of Directors, and we will not have an external investment advisor.

Our investment objective is to achieve attractive returns by generating current income from interest on debt investments and dividends and capital appreciation from equity investments. We will primarily invest in select lower middle market companies. We define the “lower middle market” as companies with between $5-25 million of revenue and typically have under $5 million of earnings before interest, tax, depreciation and amortization (“EBITDA”). We intend to invest in a mixture of debt and equity instruments. Investments will take the form of loans, convertible debt, other forms of indebtedness, common equity, preferred equity, and warrants or other rights to purchase equity. While it is anticipated that we will make some equity-only investments, our current expectation is that the majority of our initial investments, will be loans or other indebtedness that will include an equity component in the form of warrants or other rights to acquire equity or the right to convert the debt into equity.

Our primary business is making investments in companies that we believe:

•	have a qualified and experienced management team;
•	sell a product or service that has long-term market demand;
•	have high potential for growth in revenue and cash flow; and
•	have potential to realize appreciation in equity valuation.

Once we have elected to be treated as a BDC, we will be required to invest at least 70% of our total assets in qualifying assets (“Qualifying Assets”) consisting of (a) interests in “eligible portfolio companies” as defined in the 1940 Act (“Eligible Portfolio Companies”) and (b) certain other assets including cash and cash equivalents. An Eligible Portfolio Company is a United States company that is not an investment company, as defined in the 1940 Act or excluded from the definition of investment company by Section 3(c) of the 1940 Act, and that either: (i) does not have a class of securities listed on a national securities exchange, or does have a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million; or (ii) is actively controlled by a BDC and has an affiliate of a BDC on the Eligible Portfolio Company’s board of directors; or (iii) has total assets of not more than $4 million and capital and surplus of not less than $2 million; or (iv) meets such other criteria as may be established by the U.S. Securities and Exchange Commission (the “SEC”). Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the Eligible Portfolio Company. Also included in Qualifying Assets are follow-on investments in a company that met the definition of Eligible Portfolio Company at the time of the Company’s initial investment, but subsequently does not meet such definition because it has a class of securities listed on a national securities exchange, if, at the time of the follow-on investment, the Company (a) owns at least 50% of (i) the greatest number of equity securities of such company, including securities convertible into or exchangeable for such securities, and (ii) the greatest amount of certain debt securities of such company held by the Company at any time during the period when such company was an Eligible Portfolio Company, and (b) is one of the twenty largest holders of record of the company’s outstanding voting securities. We may invest up to 30% of our total assets in non-Qualifying Assets, including interests in companies that are not Eligible Portfolio Companies and Eligible Portfolio Companies as to which the Company does not offer to make available significant managerial assistance.

Our management team will identify investment opportunities through a network of investment referral relationships and our shareholders. Our management team is currently comprised of only Patrick E. Donohue, but the management team is expected to grow upon meeting the Aggregate Minimum. We anticipate that banks, lawyers, accountants, our shareholders and other members of the business community will refer growth companies seeking capital to Hill Capital. We believe that our shareholder and business community participation model provides a competitive advantage in originating qualified new investments.

In a typical private financing, our management team will review and analyze the business plan and operations of the potential portfolio company. Additionally, our management team will conduct due diligence to familiarize itself with the portfolio company’s industry and competition and may conduct reference checks with customers and suppliers of the portfolio company. We also plan to seek input from shareholders and industry experts in the due diligence process. Our management team is currently comprised of only Patrick E. Donohue, but the management team is expected to grow upon meeting the Aggregate Minimum.

We will make available significant managerial assistance to our portfolio companies.

MARKET OPPORTUNITY

We believe that the current economic environment in the Empire Builder Corridor provides opportunities to achieve attractive returns on investments in lower middle-market companies. In particular, we believe that due to factors affecting lending institutions (including but not limited to consolidation, capital constraints and regulatory changes) and the lack of non-bank financing options for lower middle-market companies, demand for growth capital by lower middle-market companies exceeds the investment capacity of lenders and investors that serve this market.

Based on our location in Saint Paul and Minneapolis, we will target our initial investment efforts in Minnesota, western Wisconsin and eastern North Dakota, which we believe is one of the most robust regional economies in the country. Minnesota has consistently posted solid economic gains during what, for much of the country, has been an underwhelming recovery since 2009. Minnesota has recovered all of the jobs it lost in the most recent recession faster than the nation as a whole. As a result, unemployment has fallen to one of lowest rates of any state in the United States. Minnesota’s economic growth is diversified with several industries, from manufacturing to technology, helping drive growth. Dr. Ernest Goss, Chair in Regional Economics at Creighton University, publishes an index covering the nine-state Mid-American region summarized the economic outlook for Minnesota as “The Minnesota economy is expanding at the fastest pace in the region.” (The nine states included in the survey are Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Oklahoma and South Dakota.)

Minnesota is home to nineteen Fortune 500 companies and more than 114,000 small businesses. Based on our analysis of statewide economic research and data, we estimate that the proportion of small businesses seeking investment capital has increased every year since 2009. Of particular interest to Hill Capital are the approximately 14,000 small businesses that employ between 20 and 500 people with estimated annual revenues between $5 million and $50 million. Our analysis suggests that approximately 50% of these small businesses are currently seeking investment capital, a figure that translates to roughly 7,000 small businesses. Moreover, our research indicates that approximately one-third of these firms, more than 2,000 small businesses throughout the state, are seeking between $500,000 and $5 million in funding. In summary, we believe that, in any given year, approximately 2,000 Minnesota small businesses with estimated annual revenues between $5 million and $50 million are seeking investment capital in varying amounts between $500,000 and $5 million. We believe this addressable market is 15,000 small businesses throughout the Empire Builder Corridor. These firms represent a well-defined and actionable market for Hill Capital to serve and advance our mission of investing in, partnering with, and helping grow entrepreneurial businesses throughout the Empire Builder Corridor.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objective. Our objective is to achieve attractive investment returns by generating current income from interest on debt investments and dividends and capital appreciation from equity investments. We will primarily invest in select lower middle market companies.

Types of Securities. We intend to create a portfolio of debt and equity securities issued by lower middle market companies in the Empire Builder Corridor. It is currently contemplated (subject to change based on market conditions) that the portfolio would be allocated approximately as follows:

Stage	Description	Type of Securities	Percentage of Portfolio
Stable (including public companies)	Company has several years of revenue and positive cash flow.	We anticipate the securities we purchase will be allocated: 60% loans with equity components, 40% preferred equity.	>50%
Expansion	Company’s product or services and business plan have been validated through sales and cash flow.	We anticipate the securities we purchase will be allocated: 40% loans with equity components, 60% preferred equity.	40%
Early Stage	Product is complete and has received validation from potential consumers.	We anticipate the securities we purchase will be primarily equity, including convertible promissory notes, as a participant in an investment group.	<10%

Diversification Standards. We will be classified as a “non-diversified” closed-end investment company under the 1940 Act. Although we plan to operate as a non-diversified business development company, we intend to comply with the diversification requirements for RICs contained in Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) to provide tax treatment whereby the Company will not pay standard corporate taxes and our shareholders will pay taxes only on dividends that we distribute. Until the Company qualifies as a RIC, it will not be subject to the diversification requirements applicable to RICs under the Code. We will, however, seek to comply with the diversification requirements so as to make it possible to meet the RIC diversification requirements, as described below. There can be no assurance, however, that we will be able to meet those requirements. Until the Company qualifies as a RIC, it will not be treated as a pass-through entity for tax purposes and will be subject to taxation; such taxation will reduce income available for distribution to shareholders.

To qualify as a RIC, we must meet the issuer diversification standards under the Code. The standards require at the close of each quarter of our taxable year (a) at least 50% of the value of our total assets is represented by (i) cash and cash items, U.S. government securities, and securities of other RICs, and (ii) other securities (counting each investment in such other securities only if the value of such securities does not exceed 5% of the value of our total assets and we do not own more than 10% of the outstanding voting securities of the issuer of such securities), and (b) not more than 25% of the value of our total assets is invested in (i) the securities (other than U.S. government securities and securities of other RICs) of any one issuer, (ii) the securities (other than securities of other RICs) of two or more issuers that we control (defined as 20% or more of the voting power) and that are engaged in the same, similar, or related trades or businesses, or (iii) the securities of one or more qualified publicly traded partnerships.

Policies Regarding Control. Generally our transactions will not focus on taking control of a prospective portfolio company; however, depending on the facts and circumstances of initial or follow-on investments, we may from time to time exercise control of one or more portfolio companies.

No Established Industry Segment Concentration. We have no established policy or objective of concentrating our investments in a particular industry or group of industries. However, we will seek to have less than 25% of our total assets (based on value at time of initial investment) in securities of companies in any single industry segment. The broad industry categories in which we anticipate that most of our investments will fall (and within each of which there may be several “segments”) include: industrial goods and services, consumer products, energy-related products and services, health care, food and beverage, technology and media. We will not divest portfolio securities because of a subsequent change in the value of previously acquired securities.

Long-term, non-qualifying assets. We may invest up to 30% of our total assets in non-Qualifying Assets, including interests in companies that are not Eligible Portfolio Companies. We may opportunistically acquire securities of companies in the Empire Builder Corridor, including securities of public companies that are non-Qualifying Assets, that meet our investment objective of achieving attractive returns by generating current income from interest on debt investments and dividends and capital appreciation from equity investments.

Policies Regarding Investing as Part of a Group. Generally, our investments will be made as part of a group; however, we may be the only investor in some transactions.

INVESTMENT GUIDELINES

In selecting investments for our portfolio, we will endeavor to meet the investment guidelines as established by our Board of Directors. Our current guidelines are set forth below. We may, from time to time, make investments that do not conform to one or more of these guidelines when approved by the Board of Directors. Such investments might be made if we believe that a failure to conform in one area is offset by exceptional strength in another or is compensated for by a higher yield, favorable equity or warrant issuance or other attractive transaction terms or features. These investment guidelines and other investment policies or objectives that may from time to time be adopted may be changed by our Board of Directors without a vote of our shareholders.

In general, we will pursue the following investment guidelines for “Stable” and “Expansion” companies:

●	We will invest in lower middle market companies that will typically have revenue between $5-25 million and EBITDA under $5 million.
●	Companies may use the capital for a range of purposes, including but not limited to organic growth, facilities expansions, increase in workforce, acquisitions, and recapitalizations.
●	We will invest in companies that we consider having quality management teams with opportunities to grow revenue and/or profitability. Underwriting criteria may include some or all of the following:
○	Historical cash flow;
○	Realistic growth prospects;
○	Strong management team, with incentives to perform;
○	Good strategic position in the market with reasonable customer concentration risk;
○	Strong operating performance with good margins;
○	Good reputation among customers and suppliers; and
○	Quality banking relationships and/or equity investors with meaningful at-risk capital.
●	Transaction guidelines may include some or all of the following:
○	Investment generally ranging from $250,000 - $1,000,000;
○	Sufficient cash flow to cover debt service expense and/or dividends;
○	Non-control interest;
○	Rights to ongoing oversight of portfolio companies’ financial and operating performance; and
○	With respect to equity-only investments, co-investment with one or more lead investor.

In general, we will pursue the following investment guidelines for “Early Stage” companies:

●	We may invest in companies that have yet to prove an ongoing economic viability of their business and/or market.
●	Early Stage investments will generally be co-investments with one or more lead investors.
●	Investments will generally be under $100,000.
●	We will invest in companies that we consider having quality management teams with opportunities to grow revenue and/or profitability. Underwriting criteria may include some or all of the following:
○	Realistic growth prospects;
○	Strong management team, with incentives to perform;
○	Good reputation among customers and suppliers; and
○	Quality banking relationships and/or equity investors with meaningful at-risk capital.

Temporary Investments. Pending investment, and until distributions to the shareholders are made, we may invest excess cash in: (i) time deposits, certificates of deposit and similar instruments of highly-rated banks; (ii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (iii) repurchase agreements that are: (a) issued by highly-rated banks or securities dealers; and (b) fully collateralized by U.S. government securities; (iv) short-term high-quality debt instruments of U.S. corporations; and (v) money market funds.

INVESTMENT PROCESS

We will use an application and disciplined due diligence process to make investment decisions. Our investment process will:

•	be managed and directed by our management team;
•	often include participation by outside advisors, shareholders and/or members of the business community which we will oversee; and
•	be overseen by our Board of Directors who will make all final investment decisions.

Hill Capital’s management will solicit applications from companies seeking capital investment directly and through referral sources, including our shareholders. We will use an application process that will screen for qualified companies. Upon successful application, it is envisioned that our management team (currently comprised of only Patrick E. Donohue) will perform some additional pre-screens and if the company appears to be a qualified investment candidate, a due diligence team will be formed to validate information provided by the potential portfolio company. As noted above, each due diligence team will likely include outside advisors, shareholders and/or members of the business community

We plan to create a panel of advisors (the “Advisory Panel”), each of whom we anticipate will be a shareholder of Hill Capital and have a history of making investments in privately-held businesses or substantial industry knowledge. As shareholders, it is envisioned that these advisors will volunteer time and insights to further our mission.

The Advisory Panel, under the oversight of our management team, will direct committees of volunteer shareholder due diligence teams. It is anticipated that each due diligence team will have cross-functional expertise that will conduct due diligence and come to informed opinions on investment opportunities.

We will take precautions to protect the privacy of our applicants and to remove any real or perceived conflicts of interest from the due diligence process.

Following completion of the due diligence review, our management team will either reject an investment opportunity or prepare and submit an investment recommendation to our Board of Directors. All investment decisions will be made by our Board of Directors. Our management team is currently comprised of only Patrick E. Donohue, but the management team is expected to grow upon meeting the Aggregate Minimum.

MANAGERIAL ASSISTANCE

We believe that providing significant managerial assistance to our portfolio companies will be critical to our business development activities. “Making available significant managerial assistance” as defined in the 1940 Act, with respect to a business development company such as Hill Capital, means (a) any arrangement whereby a business development company, through its directors, officers, employees or general partners, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company; or (b) the exercise by a business development company of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as a part of a group acting together which controls such portfolio company.

We anticipate that we may assist our portfolio companies with business financing, financial reporting, business planning, strategic objectives and corporate goals. We may also seek capital for our portfolio companies from other potential investors. Where appropriate, we may introduce our portfolio companies to potential advisors, suppliers, customers and joint venture partners and assist portfolio companies in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants. We also may, from time to time, assist in obtaining joint ventures, acquisitions and mergers.

We anticipate that our officers will manage and direct the offering of managerial assistance to our portfolio companies. We anticipate that as an investment matures and the portfolio company develops management depth and experience, our role will likely become progressively less active. The nature, timing and amount of managerial assistance that we will provide will vary depending upon the particular requirements of each portfolio company. More details on providing managerial assistance as defined under the 1940 Act are available in the “Regulation as a Business Development Company” section.

INVESTMENT VALUATION

Our Board of Directors is responsible for the valuation of our assets in accordance with its valuation guidelines. We intend to establish a valuation committee prior to making our initial investments. The Board of Directors is responsible for recommending overall valuation guidelines and the valuation of the specific investments. However, there are often a range of values that are reasonable for an investment at any particular time. The Board’s determination of value will impact our net asset value.

There is a range of values that are reasonable for an investment at any particular time. Fair value is generally defined as the price at which the investment in question could change hands, the “exit price,” assuming that both parties to the transaction are under no unusual pressure to buy or sell and have both reasonable knowledge of all the relevant facts.

We plan to adopt ASC Topic 820, “Fair Value Measurements and Disclosure” (“ASC 820”), issued by the Financial Accounting Standards Board, prior to becoming a BDC to measure fair value on a recurring basis. ASC 820 accomplishes the following key objectives:

▪	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
▪	Establishes a three-level hierarchy (“Valuation Hierarchy”) for fair value measurements;
▪	Requires consideration of Hill Capital’s creditworthiness when valuing liabilities; and
▪	Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of our financial assets within it are as follows:

▪	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
▪	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
▪	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

To increase objectivity in valuing its assets and complementing ASC 820, we also intend to use external measures of value such as public markets or significant third-party transactions whenever possible. Neither a long-term workout value nor an immediate liquidation value will be used, and no increment of value will be included for changes that may take place in the future.

Valuations assume that, in the ordinary course of its business, we will eventually sell our position in the private or public market. Accordingly, no premiums will be placed on investments to reflect our ability to sell block positions or control of companies, either alone or in conjunction with other investors.

In addition to ASC 820, we intend to use four basic methods of valuation for our investments to assist our Board of Directors in the valuation process. As a portfolio company evolves, its progress may require changes in our method of valuing its securities. Our investment will be separated into its component parts (such as debt, common stock or warrants), and each component will be valued separately to arrive at a total value. We believe that a mixture of valuation methods is often essential to represent a fair value of our investment position in any particular portfolio company. For example, one method may be appropriate for the equity securities of a company while another method may be appropriate for the senior securities of the same company. In various instances of valuation, our Board of Directors may modify the valuation methods mentioned below based on the Board of Directors best judgment in any particular situation.

•	The cost method values an investment based on its original cost to Hill Capital, adjusted for the amortization of original issue discount, accrued interest and certain capitalized expenditures we have incurred in connection with the investment. While the cost method is the simplest method of valuation, it is often the most unreliable because it is applied in the early stages of a portfolio company’s development and is often not directly tied to objective measurements. All investments are carried at cost until significant positive or adverse events subsequent to the date of the original investment warrant a change to another method. Some examples of such events are: (1) a major recapitalization; (2) a major refinancing; (3) a significant third-party transaction; (4) the development of a meaningful public market for the investee’s common stock; and (5) material positive or adverse changes in the investee’s business.

•	The appraisal method is used to value an investment position based upon a careful analysis of the best available outside information when there is no established public or private market in the investee company’s securities and it is no longer appropriate to use the cost method. Comparisons are made using factors (such as earnings, sales or net worth) that influence the market value of similar public companies or that are used in the pricing of private transactions of comparable companies. Major discounts, usually in percentages up to 50%, are taken when private companies are appraised by comparing private company to similar public companies. Liquidation value may be used when an investee company is performing substantially below plan and its continuation as an operating entity is in doubt. Under the appraisal method, the differences among companies in terms of the source and type of revenues, quality of earnings, and capital structure are carefully considered. An appraisal method value can be defined as the price at which the investment in question could change hands, assuming that both parties to the transaction are under no unusual pressure to buy or to sell, and both have reasonable knowledge of all the relevant facts. In the case of start-up companies where the entire assets may consist of only one or more of the following: (1) a marketing plan, (2) management or (3) a pilot operation, an evaluation may be established by capitalizing the amount of the investment that could reasonably be obtained for a predetermined percentage of the ownership in the particular company. Valuations under the appraisal method are considered to be more subjective than the cost, public market or private market methods.

•	The private market method uses third-party transactions (actual or proposed) in the investee’s securities as the basis for valuation. This method is considered to be an objective measure of value since it depends upon the judgment of a sophisticated, independent investor. Actual firm offers are used as well as historical transactions, provided that any offer used was seriously considered and well documented.

•	The public market method is the preferred method of valuation when there is an established public market for the investee’s securities, since that market provides the most objective basis for valuation. Under the public market method, as well as under the other valuation methods, we may discount investment positions that are subject to significant legal, contractual or practical restrictions.

REGULATION AS A BUSINESS DEVELOPMENT COMPANY

After filing an election to be treated as a BDC, a company may not withdraw its election without securing the approval of the holders of a majority of its outstanding voting securities (as defined under the 1940 Act, below). The following is a brief description of the BDC regime under the 1940 Act and is qualified in its entirety by reference to the full text of the 1940 Act and the rules thereunder. As defined in the 1940 Act, the term “majority of the outstanding voting securities” of the Company means the vote of (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) more than 50% of outstanding shares, whichever is less.

Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies. More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered a class of its securities, or have filed a registration statement, with the SEC pursuant to Section 12 of the 1934 Act; (iii) operate for the purpose of investing in the securities of certain types of Eligible Portfolio Companies; (iv) either make available significant managerial assistance to such Eligible Portfolio Companies or the Eligible Portfolio Company (x) has total assets of not more than $4 million and capital and surplus of not less than $2 million or (y) meets such criteria as the SEC otherwise may provide; (v) have a majority of disinterested directors; and (vi) file (or under certain circumstances, intend to file) a proper notice of election with the SEC.

“Making available significant managerial assistance” is defined under the 1940 Act, in relevant part, as: (i) an arrangement whereby the BDC, through its officers, directors, employees or general partners, offers to provide and, if accepted, does provide, significant guidance and counsel concerning the management, operations or business objectives of a portfolio company; or (ii) the exercise by a BDC of a controlling influence over the management or polices of the portfolio company by the BDC acting individually or as part of a group acting together which controls the portfolio company. We intend to make available significant managerial assistance, including advice on financing, cash flow and expense management, business planning and strategy, general financing opportunities, acquisition opportunities and opportunities to access the public securities markets, to the majority of companies to whom we provide financing. The right to offer such assistance may be provided in the negotiated documents for the investment transactions. In some instances, our officers may serve on the board of directors of portfolio companies.

An “Eligible Portfolio Company” is a domestic company with its principal place of business in the United States that is not an investment company, as defined in the 1940 Act, or excluded from the definition of an investment company by Section 3(c) of the 1940 Act, and that either: (i) does not have a class of securities registered on a national securities exchange, or does have a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million; or (ii) is actively controlled by a BDC and has an affiliate of a BDC on the Eligible Portfolio Company’s board of directors; (iii) has total assets of not more than $4 million and capital and surplus of not less than $2 million; or (iv) meets such other criteria as may be established by the SEC. Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the Eligible Portfolio Company.

The 1940 Act prohibits or restricts BDCs from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms, and investment companies. Moreover, the 1940 Act limits the type of assets that BDCs may acquire to certain prescribed “Qualifying Assets” and certain assets necessary for its operations (such as office furniture, equipment, and facilities) if, at the time of acquisition, less than 70% of the value of the BDC’s assets consist of Qualifying Assets. Qualifying Assets include: (i) privately acquired securities of companies that were Eligible Portfolio Companies at the time such BDC acquired their securities; (ii) securities of bankrupt or insolvent companies; (iii) securities of Eligible Portfolio Companies controlled by a BDC; (iv) securities received in exchange for or distributed with respect to any of the foregoing; and (v) cash items, government securities and high-quality short-term debt. Also included in Qualifying Assets are follow-on investments in a company that met the definition of Eligible Portfolio Company at the time of the Company’s initial investment, but subsequently does not meet such definition because it has a class of securities listed on a national securities exchange, if, at the time of the follow-on investment, the BDC (a) owns at least 50% of (i) the greatest number of equity securities of such company, including securities convertible into or exchangeable for such securities, and (ii) the greatest amount of certain debt securities of such company held by the BDC at any time during the period when such company was an Eligible Portfolio Company, and (b) is one of the twenty largest holders of record of the company’s outstanding voting securities. The 1940 Act also places restrictions on the nature of transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered Qualifying Assets. Such restrictions include limiting purchases to transactions not involving a public offering.

Upon election as a BDC, we may sell our securities at a price below net asset value per share under limited circumstances. These include certain types of rights offerings, as well as offerings approved by a majority of our disinterested directors upon their determination that such sale would be in the best interests of the Company and its shareholders and upon the approval by the holders of a majority of its outstanding voting securities (as defined under the 1940 Act), including a majority of the voting securities held by non-affiliated persons, of the policy or practice of making such sales within one year of such sale. A majority of the disinterested directors also must determine in good faith, in consultation with the underwriters of the offering if the offering is underwritten, that the price of the securities being sold is not less than a price which closely approximates market value of the securities, less any distribution discounts or commissions.

Many of the transactions involving a company and its affiliates (as well as affiliates of those affiliates) which are prohibited without the prior approval of the SEC for registered investment companies are permissible for BDCs, including the Company, upon the prior approval of a majority of our disinterested directors and a majority of the directors having no financial interest in the transactions. Some transactions, however involving certain persons related to the Company, including its directors and officers, may still require the prior approval of the SEC. In general: we must obtain the prior approval of a majority of the Company’s disinterested directors and, in some situations, the prior approval of the SEC before the Company or any company controlled by the Company engages in certain transactions with (i) any person who owns, controls or holds power to vote more than 5% of the Company’s outstanding shares; (ii) any director, executive officer, or general partner of a person described in clause (i); and (iii) any person who directly or indirectly controls, is controlled by, or is under common control with, a person described in clause (i). For certain transactions with other persons, such as persons who control the BDC and certain persons under common control with the BDC, we must seek prior approval of the SEC. The 1940 Act generally does not restrict transactions between us and our Eligible Portfolio Companies absent some other prohibited affiliation. While a BDC may change the nature of its business so as to cease being a BDC (and in connection therewith withdraw its election to be treated as a BDC) only if authorized to do so by a majority vote (as defined by the 1940 Act) of its outstanding voting securities, shareholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement which requires shareholder approval for a change in any fundamental investment policy).

Under the 1940 Act, we may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have “Asset Coverage” of at least 200%. “Asset Coverage” means the ratio which the value of the Company’s total assets, less all liabilities not represented by liabilities constituting “senior securities” under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities. The practical effect of this restriction is to limit the Company’s borrowings and other senior securities to 50% of its total assets less its liabilities other than the borrowings and other senior securities. The 1940 Act also requires that, with respect to certain types of indebtedness, provisions be made to prohibit the declaration of any dividend or other distribution on our outstanding shares of capital stock (other than a dividend payable in shares), or the repurchase by the Company of such shares, if, after payment of such dividend or repurchase of shares, the Asset Coverage of such borrowings would be below 200%. The Company does not intend to borrow money or to issue either debt or preferred stock within the next 12 months.

RISK FACTORS

We are subject to various risks which may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this document before deciding to purchase our Common Stock. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed. In that case, the trading price, if any, of our Common Stock could decline and you could lose all or part of your investment. The risk factors discussed below are not an exhaustive listing of all potential risks associated with the purchase of our Common Stock.

Risks Related to our Business, including our Proposed Operations as a Business Development Company and the Offering.

Investors may lose their entire investment in this Offering. Investing in our Common Stock is highly risky. You may lose all of your investment in shares of Common Stock purchased in this Offering.

Our shareholders will have limited liquidity. Hill Capital is structured to have a perpetual existence and, subject to its obligation as a business development company to distribute profits, may retain and reinvest proceeds from its investments. As such, investors must have a long-term orientation.

We have no prior operating history. We have not yet commenced investment operations, and accordingly, there is no operating history upon which potential investors may evaluate our historical performance.

Cost of operations, including regulatory compliance, may be a very significant percentage of our assets. The base costs of operating and maintaining an SEC reporting business development company are significant. We currently anticipate that the annual cost of our operations will be three to six percent of our assets depending on the aggregate subscriptions received by the Company provided, however, in no case do we expect our annual expenses to be less than $500,000. We currently anticipate that our operating expenses for the twelve month period immediately following the closing of the Offering could be as much as $750,000 depending on the actual aggregate proceeds received in the Offering and the Contemporaneous Private Offering. Thirty to 50 percent of our operating expenses will be from professional services fees such as consultants, legal, accounting and, in particular, fund services (i.e. fund accounting, compliance, administration and tax). As a new Company, our ability to forecast the amount of professional services we may require is limited. We believe our budget of $200,000 for annual professional services in the first twelve months of operations (after closing the offerings and initiating our investment activities) is appropriate, but is subject to change without notice. Funds used for regulatory compliance and operations will not be available for investment into portfolio companies and will thus reduce our net asset value, our potential for future gain and income from investments.

We do not currently intend to raise significant additional capital following the closings of this Offering and the Contemporaneous Private Offering whether or not we raise only the Aggregate Minimum. If in the future we elect to seek additional capital there can be no assurance that we will be successful in attracting any such funding. As such, investors should assume that our assets under management will remain low relative to other business development companies and that as a result the ratio of our operating costs to assets under management will likely be higher than other business development companies. As an SEC reporting company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, and other rules and regulations implemented by the Securities and Exchange Commission.

This Offering Circular includes certain forward-looking statements that are based on assumptions and likely do not accurately represent the future. This Offering Circular includes forward-looking statements, which involve assumptions on the part of the Company regarding, among other things, future developments, the status of competitors, the Company’s ability to raise the needed capital and potential demand for the Company’s investment capital. As such, these forward-looking statements may not accurately project the Company’s future economic situation and potential investors must use caution and their own judgment in evaluating such statements.

We are dependent on the services of one person. Our future success depends, in significant part, on the continued services of Patrick E. Donohue. If Mr. Donohue’s services were to be no longer available to the Company, for any reason, we cannot assure you that we would be able to find an appropriate replacement for him. Any loss or interruption of Mr. Donohue’s services could adversely affect our ability to execute our business plan. We do not presently maintain key-man life insurance policies on Mr. Donohue.

Our management has no prior experience managing a business development company or regulated investment company. Our management has no BDC or RIC operations experience. There is no guarantee that our management will be able to meet the regulatory requirements under the 1940 Act applicable to BDCs on behalf of Hill Capital Corporation.

Our business model is unique and unproven. Our business model contemplates a small management team that will organize and oversee our shareholders and advisors in providing volunteer services. (Our management team is currently comprised of only Patrick E. Donohue, but the management team is expected to grow upon meeting the Aggregate Minimum.) If the volunteer services are not provided in a prompt and competent manner it will negatively impact our operations and likely our financial performance. Issues or difficulties with such volunteer services might require us to hire additional management which will increase the cost of operations. In addition, given that our business model is unique and unproven there may be numerous other issues that we may face and that we do not now foresee.

Geographic focus could impede our investment returns. We are focused on making investments in a limited geographic location. This narrow focus will limit the investment opportunities that we consider and could negatively impact the rate of return as compared to funds with a broader geographic investment focus.

Making small investments is inefficient and costly. The amount of due diligence and deal expenses incurred in connection with making an investment are often similar despite the size of the investment. Therefore, smaller investments are burdened with a proportionately greater amount of time, legal, accounting and deal expenses. In the private equity industry, we will be exceptionally small with most of our investments under $1 million per transaction.

We will rely on our volunteers to treat information regarding our portfolio companies in a confidential manner. Our business is reliant upon the trust of potential portfolio companies to provide us with information about their company. A misuse of this information by a consultant, volunteer or vendor, whether perceived or real, may negatively impact our business. While we will make efforts to guard and protect sensitive information, there are no guarantees that information will not be mishandled.

We will rely upon third-party vendors to perform key administrative functions. We will rely upon a fund services manager to provide fund administration, fund accounting, transfer agent, shareholder services, custody and other administrative services. If such service provider fails to provide quality services as and when needed by the Company it may have a material negative impact on our ability to comply with regulatory requirements and/or properly maintain our records and operate our business.

We will be reliant upon entrepreneurs, the business community and our shareholders to contribute time, often without compensation, to achieve our business objectives. Our business model relies upon community support. Specifically, we envision using volunteers as part of our due diligence process to augment our investment process. There is no assurance we will attract volunteers to help, and if we do not, we will likely incur greater expenses in our investment process.

Our financial condition and results of operations depend on our ability to effectively manage and deploy capital. Our ability to achieve our investment objective depends on our ability to effectively manage and deploy capital, which depends, in turn, on our management’s ability to identify, evaluate and monitor, and our ability to finance and invest in, companies that meet our investment guidelines.

Accomplishing our investment objective on a cost-effective basis is largely a function of management’s handling of the investment process, its ability to provide competent, attentive and efficient services and our access to investments offering acceptable terms. In addition to monitoring the performance of our existing investments, our management team (currently comprised of only Patrick Donohue) may also be called upon, from time to time, to provide managerial assistance to some of our portfolio companies. These demands on management’s time may slow our rate of investment.

Any inability of our management to maintain or develop strong referral relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business. We depend upon our management to maintain regular communications with our shareholders, and relationships with banks, non-bank lenders, lawyers, accountants, venture capital and private equity firms, placement agents, investment banks, management groups and other financial institutions, and we expect to rely to a significant extent upon these communications and relationships to provide us with potential investment opportunities. If we fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom we have existing relationships are not obligated to provide us with investment opportunities, and we can offer no assurance that these relationships will generate investment opportunities for us in the future.

We may face significant competition for investment opportunities. The activity of identifying, completing and realizing attractive investments in general is competitive and involves a high degree of uncertainty. We may encounter competition from other similarly focused funds, strategic industry acquirers, banks, non-bank lenders, and other financial investors. It is possible that competition for appropriate investment opportunities may increase, which could negatively impact our ability to consummate investments and adversely affect the terms upon which investments can be made. There can be no assurance that we will be able to locate and consummate investments that satisfy our investment guidelines and return objectives.

Our success depends on our ability to attract and retain qualified personnel in a competitive environment. Our growth may require that we retain current and recruit new investment and administrative personnel in a competitive market. Our ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which we will compete for experienced personnel, including investment funds (such as private equity funds and mezzanine debt funds) and traditional financial services companies, have greater resources than we will have. It is anticipated that the wages and benefits that we will offer will be significantly lower than other organizations with whom we will compete for personnel, which may make attracting and retaining critical personnel difficult.

Regulatory oversight and compliance requirements will limit our investment and operations. As a BDC, we will be subject to the provisions of Sections 55 through 65 of the 1940 Act, and certain additional provisions of that Act made applicable to business development companies by Section 59 of that Act. Under these regulations, our investment policies are defined and subject to certain limitations. Furthermore, under Section 58 of that Act, we will not be entitled to withdraw our election to be so regulated as a business development company without the consent of a majority of our outstanding voting securities. As a BDC and RIC we will be required to comply with the certain SEC and Internal Revenue Code rules and regulations.

Our Common Stock may be affected by limited trading volume and the market price may fluctuate significantly. Prior to this Offering, there has been no market for our Common Stock and there can be no assurance that an active trading market for our Common Stock will develop. The absence of an active trading market for our Common Stock will limit shareholders’ ability to sell our Common Stock in short time periods, or possibly at all. The market price of our Common Stock will likely not reflect our operating performance because of limited trading volume. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our Common Stock to fluctuate substantially.

•	We do not have any current intentions to list the Company’s stock on an exchange.
•	An investor may only be able to sell shares at a significant discount to net asset value.
•	The Company does not expect to repurchase shares from investors.
•	There is no assurance that an active trading market for the Company’s stock will develop; the absence of an active trading market will limit shareholders’ ability to sell their share.

Valuation of private securities is complex and imprecise and will likely have a significant impact of the price of our Common Stock in the marketplace. Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value. Typically, there will not be a public market for the securities of the privately held companies in which we invest. As a result, we value these securities quarterly at fair value based on input from management, and our audit committee, and with the oversight, review and approval of our Board of Directors. The Board’s determination of value will impact our net asset value and likely the price of our Common Stock in the marketplace.

The determination of fair value and consequently, the amount of unrealized gains and losses in our portfolio, are to a certain degree, subjective and dependent on a valuation process approved by our Board of Directors. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our Common Stock based on an overstated net asset value would pay a higher price than the value of our investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of our investments would receive a lower price for their shares than the value of our investments might warrant. In addition, we may not be able to realize the values on our investments needed to pay dividends.

We will experience fluctuations in our quarterly and annual results. We will experience fluctuations in our quarterly and annual operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment guidelines, any sales, dispositions or liquidity events of our portfolio companies, the interest rate payable on the debt securities we acquire, the level of portfolio dividend and fee income, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions and the extent to when we suffer losses in our portfolio. Given that our portfolio will likely be concentrated, distributions, dispositions, liquidity events or write-offs affecting a portfolio company may adversely affect our net asset value and results of operations. As a result of these and other factors, results for any period should not be relied upon as being indicative of performance in future periods.

General economic and market conditions will impact our performance. The success of our activities may be materially affected by general economic and market conditions, including interest rates, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may adversely impact the performance and growth prospects for one or more of our portfolio companies and their respective ability to execute on their business plans.

Our Board of Directors has limited liability to the Company and our shareholders. Under our Articles of Incorporation, members of our Board of Directors are not liable for any claims or losses caused by acts performed by them or for any failure to act, except those directly attributable to the Board member’s own fraud, gross negligence, or willful disregard of duty. Under certain circumstances, we will be obligated to indemnify the members of our Board of Directors.

We may change our investment policies without shareholder approval. Although we are limited by the 1940 Act with respect to the percentage of our assets that must be invested in qualified investment companies, we are not limited with respect to the minimum standard that any investment must satisfy, nor the industries in which those investments must operate. We may make investments without shareholder approval and such investments may deviate significantly from our historic operations. Any change in our investment guidelines or policies could adversely affect our stock price, liquidity and the ability of our shareholders to sell their stock.

An investment in our Common Stock involves certain tax related risks. Many of the tax consequences of the purchase of shares of our Common Stock are complex and some may be uncertain. We have not requested and do not intend to request a ruling from the IRS or other tax authority, and we have not requested and do not intend to request an opinion of tax counsel, regarding any tax matter affecting the Company or our shareholders. The section below entitled “Tax Considerations” identifies certain tax considerations expected to be material to certain U.S. persons who acquire shares of Common Stock pursuant to the Offering and is provided to assist such potential investors and their tax advisors in evaluating the possible United States federal income tax consequences of an investment in our Common Stock.

We are contemporaneously conducting a private offering of our Common Stock, which creates certain compliance risks with applicable securities laws. We intend to contemporaneously with this Offering also offer shares of Common Stock in reliance on (i) Section 4(2) of the 1933 Act which provides an exemption from registration for “transactions by an issuer not involving any public offering” and (ii) a corresponding “safe harbor” provided by Regulation D, Rule 506(c), promulgated under the 1933 Act. While the Board believes that reliance on Regulation E for this Offering and Rule 506(c) for the Contemporaneous Private Offering is justified, there can be no assurance that factors such as the manner in which offers and sales are made, integration of the two offerings, the scope of disclosure provided, failures to make notice filings, or changes in applicable laws, regulations, or interpretations will not cause the Company to fail to qualify for such exemptions under federal or one or more states’ laws. Failure to so qualify could result in the rescission of sales of shares at prices higher than the then current value of those shares, which could materially and adversely affect our performance and business. Further, even non-meritorious claims that offers and sales of shares were not made in compliance with applicable securities laws could materially and adversely affect our business.

Risks Related to our Investments.

Potential portfolio companies may be reluctant to do business with us because we will be an SEC reporting company. As an SEC reporting entity, we will be publicly disclosing certain information about our investments and material terms of those investments. Some potential portfolio companies may view this as a disadvantage and therefore may not seek debt or equity funding from Hill Capital. This will reduce, perhaps significantly, the number of our potential investment opportunities.

We intend to invest primarily in subordinated debt and select equity investments that will have little to no collateral and may already have leveraged capital structures. Our subordinated debt investments will likely be subordinated to senior loans and may be unsecured. As such, other creditors may rank senior to us in the event of an insolvency, which could in many cases result in a substantial or complete loss of our investment in the case of such insolvency. Our portfolio companies will likely have existing leveraged capital structures. The use of debt may increase the exposure to adverse economic factors such as significantly rising interest rates, downturns in the economy or deterioration in the condition of any given portfolio company or its industry. In the event a portfolio company is unable to meet principal and interest payments on its third-party indebtedness, the value of our investment in such entity could be significantly reduced or even eliminated.

The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Our portfolio companies may face intense competition. Our portfolio companies will have competitors including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing, sales and service capabilities and greater number of qualified and experienced managerial and technical personnel. In addition, such competitors may introduce new proprietary technology or services that could render one of our portfolio company’s products or services obsolete and without a ready market for their solutions and services.

The lack of liquidity in the investments that we make may adversely affect our business. We will generally invest in companies whose securities are not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. There will be no established trading market for most of the securities in which we will invest. The illiquidity of these investments may make it difficult for us to sell these investments when desired. As such, liquidity of our investments will typically be obtained through repayment of loans and debt securities and acquisition by third parties of our portfolio equity securities held. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. Further, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we have material non-public information regarding such portfolio company.

Our investment returns will depend upon our Board and Management’s ability in selecting and managing the portfolio companies. Our Board of Directors has complete discretion to make investment decisions based on the Directors’ analysis and judgment. In making its decisions, the Board may rely on information and data provided and prepared by third parties, including the prospective portfolio company. Although the Board intends that management, with the assistance of volunteer due diligence teams, will evaluate the accuracy and importance of such information and data, we will not always be in a position to confirm the completeness, genuineness, or accuracy of such information and data. There can be no guarantee that our investment decisions will be profitable.

Investing in lower middle-market and early stage companies involves a high degree of risk. In general, financial and operating risks confronting a portfolio company can be significant. While targeted returns should reflect the perceived level of risk in any investment, there can be no assurance that we will be adequately compensated for risks taken. The timing of profit realization is highly uncertain. Losses are likely to occur more quickly than successes as the successes require the maturation of the portfolio company. The companies in which we intend to invest will likely experience unexpected problems in the areas of product development, manufacturing, marketing, sales, financing, and general management, which, in some cases, will not be adequately solved.

A portfolio company’s financial results will be affected by many factors, including (i) the ability to successfully identify a market or markets in which there is a need for its products or services; (ii) the ability to successfully negotiate strategic alliances, licensing and other relationships for product development, marketing, distribution and sales; (iii) the progress of research and development programs with respect to the development of additional products and enhancements to existing products; (iv) the ability to protect proprietary rights; and (v) competing products and market developments, particularly companies that have substantially greater resources. There can be no assurance that a portfolio company will be able to achieve and maintain cost efficient operations or that any of their products or services will achieve a significant level of market acceptance. The continued development and expansion of the portfolio company products or services will generally require additional research, sales and marketing and other significant expenditures. The required level and timing of such expenditures will impact the portfolio company’s ability to achieve profitability and positive cash flows from operations at the levels projected, or at all. There can be no assurance that a portfolio company will ever achieve growth in revenues or profitability or maintain the level of revenue or profitability at the portfolio company.

An investment in privately held companies present certain challenges not present with publicly traded businesses. Investment in privately held companies involves a high degree of risk and presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns. The success of our portfolio companies typically will depend on the managerial talents and efforts of an individual or a small group of persons. Therefore, any loss of one or more key employees could affect a portfolio company’s ability to compete effectively and harm its financial condition. Generally, little public information exists about these companies, and we are required to rely on the ability of our management team (currently comprised only of Patrick E. Donohue) to obtain adequate information to evaluate the potential returns from investing in these companies. If we do not receive all material information about a portfolio company, our investment decision will be based on incomplete information and, as such, may negatively impact our performance.

We will be reliant on portfolio company management. The day-to-day operations of each portfolio company will be the responsibility of its own management team. Although we will monitor the performance of investments and will screen for and may, if necessary, assist in recruiting capable management, there can be no assurance that such management will be able to operate a portfolio company in accordance with our expectations. In addition, the loss to a portfolio company of a member of its management team could be detrimental to the development of the portfolio company.

Failure to participate in subsequent portfolio company financing may have adverse impact on the portfolio company and/or our prior investments. Following our initial investment in a portfolio company, we may have opportunities to make additional investments in that portfolio company. However, we may lack sufficient funds, or otherwise decide not, to make those investments. The failure to make subsequent investments could jeopardize the portfolio company’s viability and our prior investments, or may result in a missed opportunity for Hill Capital to increase its participation in a successful operation.

We will likely hold relative few investments which increases the impact of the loss of each investment on the overall portfolio performance. At any time, we will likely hold a very limited number of investments. The aggregate return on our investments may therefore be adversely affected by the unfavorable performance of even a single investment. Although we intend to diversify the Company’s portfolio to the reasonable extent possible within the confines of the Company’s investment guidelines, the inability to achieve this objective could adversely affect our performance.

Plan of Distribution

OFFERING

We are offering a maximum of 5,000 shares of Common Stock at a purchase price of $1,000 per share pursuant to this Offering Circular. Under the terms of this Offering, all subscription funds will be placed into a non-interest bearing escrow account with UMB Bank, n.a., until both (i) the Minimum Offering is reached, and (ii) the aggregate subscriptions received by the Company from this Offering and the Company’s Contemporaneous Private Offering pursuant to Rule 506(c) are at least $10,000,000. Upon our receiving subscriptions for the Minimum Offering and the Aggregate Minimum and subject to our Form 10 being effective with the SEC, we will schedule a closing at which the subscription funds held in escrow will be released to the Company. If the offering is terminated without us receiving subscriptions for both the Minimum Offering and the Aggregate Minimum, funds held escrow will be returned to subscribers without interest or deduction. The Board of Directors reserves the right to terminate the offering and return funds to subscribers even if the Aggregate Minimum is obtained. The Offering will remain open until December 31, 2016 unless extended in our sole discretion. Each investor must execute a subscription agreement.

The Company established the offering price of $1,000 per share. The offering price has no relation to the Company’s net asset value, earnings, forecasts or any other financial criteria.

As of the date of this Offering Circular, we have not engaged an underwriter or retained a placement agent for this Offering and do not presently intend to do so. The Offering will be conducted by officers of the Company.

The Offering is being conducted pursuant to Regulation E promulgated under the Securities Act which applies to offerings undertaken by entities that have filed with the Securities and Exchange Commission a notice of intent to elect to be subject to sections 55 through 65 of the Investment Company Act of 1940.

Contemporaneously with this Offering we also intend to offer 15,000 shares of Common Stock at $1,000 per share to only “accredited investors” as that term is defined in Regulation D, Rule 501(a). We intend to conduct the Contemporaneous Private Offering in compliance with and in reliance on Section 4(2) of the 1933 Act and a corresponding “safe harbor” provided by Regulation D, Rule 506(c), promulgated under the 1933 Act, which provide exemptions from registration for “transactions by an issuer not involving any public offering.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of Common Stock in this Offering and the Contemporaneous Private Offering will be between $10,000,000 (Aggregate Minimum) and $20,000,000 (Aggregate Maximum). We believe our offering expenses will include, accountants’ fees and expenses, legal and related fees, and selling and administrative expenses. The amount of net proceeds may be more or less than the amount described in this Offering Circular depending upon the actual number of shares of Common Stock we sell in the Offering, which we cannot determine as of the date of this Offering Circular.

We currently intend to use our net proceeds from the Offering to make investments pursuant to our investment objectives and pay operational expenses until our investments return sufficient cash flow to cover operational expenses. We currently anticipate that our operating expenses for the twelve month period immediately following the closing of the Offering could be as much as $750,000 depending on the actual aggregate proceeds received in the Offering and the Contemporaneous Private Offering.

We anticipate that a substantial portion of the net proceeds of the Offering will be utilized within five years, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. We cannot assure you that we will achieve our investment objectives during this time frame.

We will seek shareholder approval if we do not have at least 50% of our assets invested in the types of investments designed to meet our business purposes as stated herein within two years after termination or completion of this offering.

Pending such investments, we will invest the net proceeds of the Offering primarily in cash, cash equivalents, U.S. government securities and other high quality instruments that are described under Temporary Investments in the “Investment Guidelines” section.

A portion of the net proceeds of the Offering may be used to pay compensation to our employees and our Board members for their services to Hill Capital, and to reimburse related persons or affiliates for expenses paid on our behalf during the Offering and following the closing on at least the Aggregate Minimum. Up to a maximum of $75,000 of the proceeds from the Offering may be used to pay deferred compensation accrued during the Offering and/or to reimburse officers, directors and others for expenses incurred by them on behalf of the Company during the Offering. All such payments to related parties will be properly disclosed and reported as required in our subsequent public filings.

Expenses may include, without limitation, fees and costs incurred for copying, printing, telephone, travel (air, bus, car, gasoline, and parking), lodging, meals, event room rental, professional services, and other costs and expenses incurred in connection with the Offering and/or operation of the Company.

There are no written agreements regarding reimbursement for expenses incurred on behalf of the Company.

Management and Certain Security Holders of the Issuer

The following table sets forth as of the date of this Offering Circular each person known by Hill Capital to be the beneficial owner of five percent or more of the Common Stock of Hill Capital, all directors and executive officers individually and all directors and executive officers of Hill Capital as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Beneficial Owner (1)	Positions Held in Company	Shares	Purchase Price	Percentage
Directors and Executive Officers:
Patrick E. Donohue	President, CEO & Director	23	$23,000	11.5%
Kevin S. Spreng	Director & Board Chair	15	$15,000	7.5%
John C. Bergstrom	Director	24	$24,000	12.0%
Galen G. Vetter	Director	23	$23,000	11.5%
Jeanne M. Voigt	Director	20	$20,000	10.0%
All Directors and Executive Officers as a Group (5 Persons)		105	$105,000	52.5%

Other 5% Holders:
Jeffry R. Brown	None	20	$20,000	10.0%
James Jerome Hill Reference Library (2)	None	75	$75,000	37.5%

All Directors, Executive Officers and 5% Holders as a Group (7 Persons)		200	$200,000	100.0%

The address for each of our officers and directors is 80 West 4th Street, Saint Paul, Minnesota 55102.

(1)	Prior to the date of this Offering Circular, each of Mr. Donohue, Mr. Spreng, Mr. Bergstrom, Mr. Vetter Ms. Voigt, Mr. Brown and the James Jerome Hill Reference Library entered into a subscription agreement with the Company to purchase shares of the Company’s Common Stock at the effective price of $1,000 per share after giving effect to the Company’s 1-for-100 reverse stock split.

(2)	The James Jerome Hill Reference Library is a Minnesota not-for-profit corporation and 501(c) (3) qualified charity.

Summary Compensation Table

The following table sets forth information with respect to the compensation paid, earned or accrued for the year ended December 31, 2015, to three highest-paid persons who are officers or directors of the Company and the total annual remuneration of all directors and officers of the Company as a group:

Name and Principal Position	Year	Salary/ Fee	Bonus/ Incentive	All Other Compensation	Total

Patrick E. Donohue, President, Director (1)(3)	2015	$45,000	$0	$0	$45,000
Kevin S. Spreng, Chairman & Director (2)(3)	2015	$0	$0	$0	$0
John C. Bergstrom, Director (2)(3)	2015	$0	$0	$0	$0
Galen G. Vetter (2)(3)	2015	$0	$0	$0	$0
Jeanne M. Voigt (2)(3)	2015	$0	$0	$0	$0

(1)	Mr. Donohue will be paid a base salary at the annualized rate of $60,000 for the period beginning April 1, 2015 until such time as the Offering is completed. Mr. Donohue has agreed to defer any compensation beyond $50,000 until the Offering is completed. Deferred compensation will be paid promptly following the closing of the Offering, subject to the maximum aggregate payment of $75,000 for all deferred compensation and reimbursement of expenses incurred by officers, directors and others on our behalf during the Offering. He will be paid a base salary at the annualized rate of $100,000 commencing with the closing of the Aggregate Minimum and up to $120,000 should we reach the Aggregate Maximum. Compensation is subject to review and adjustment each calendar year.

(2)	For the 2015 year and until the closing of the Aggregate Minimum, each Mr. Spreng, Mr. Bergstrom, Mr. Vetter and Ms. Voigt have agreed to serve without compensation, and after the closing of the Aggregate Minimum shall each be paid a board fee at the annualized rate of $20,000, subject to review and adjustment each calendar year.

(3)	Prior to the date of this Offering Circular, each of Mr. Donohue, Mr. Spreng, Mr. Bergstrom, Mr. Vetter and Ms. Voigt entered into a subscription agreement with the Company to purchase shares of the Company’s Common Stock at the effective price of $1,000 per share after giving effect to the Company’s 1-for-100 reverse stock split.

Board Composition

Hill Capital’s Board of Directors consists of five directors, a majority of whom are disinterested persons, as that term is defined under the 1940 Act.

The Board of Directors has established an audit committee and a compensation committee, both of which are entirely comprised of independent directors. The audit committee is currently composed of Mr. Vetter (chair) and Mr. Bergstrom. The compensation committee is currently composed of Ms. Voigt (chair) and Mr. Bergstrom.

The James J. Hill Center holds board observation rights.

Biographies

Patrick E. Donohue, President, CEO & Director

Mr. Donohue has been the President, CEO and a member of the Board of Directors of the Company since October 2014. Since 2010 he has been providing market intelligence, financial modeling and finance strategy to growth companies and investors through his company DealPen, LLC and produced a series of online courses about finance and entrepreneurship that have reached over 10,000 students through Investyr, LLC. From 2002 to 2009, Patrick held various positions with Northland Securities, including Director of Equity Research and was most recently Managing Director, Investment Banking. He is a graduate of Creighton University, B.S.B.A. Finance, and holds the Chartered Financial Analyst designation.

Kevin S. Spreng, Chair & Director

Mr. Spreng has been the Chair and member of the Board of Directors of the Company since May 13, 2015. Kevin is a corporate attorney, serving as a shareholder of the firm Fredrikson & Byron since 2011, and prior to that time as an attorney with other Minneapolis-based law firms. He also served as General Counsel of Crescendo Ventures, a venture capital firm with more than $1 billion of assets under management. Kevin is a major supporter of entrepreneurial activity in Minnesota, serving as organizer, facilitator, board member and mentor to numerous entrepreneurial companies and support organizations including being a member of the board of directors of the James J. Hill Center from 2011 to 2014. Kevin is a graduate of the University of Minnesota, B.I.S. and William Mitchell School of Law, J.D.

John C. Bergstrom, Director

Mr. Bergstrom has served as a director of the Company since its inception in January 2014. He is a board member of numerous private companies currently including Cramer, Creative Publishing, Early Learning Labs, JobDig, NetSPI, Tecmark and The Big Know. He is also a past director of companies including Capella Education (NASDAQ: CPLA), The Dolan Company (NYSE: DM) and Peoples Education (NASDAQ: PEDH). He is also active in the non-profit sector and serves as a board member of Chicagoland Habitat for Humanity and Goodwill-Easter Seals Foundation. John is a graduate of Gustavus Adolphus College, B.A and University of Minnesota, M.B.A.

Galen G. Vetter, Director

Mr. Vetter has served as a director of the Company since October 2014 and chairs its audit committee. Galen was the President of Rust Consulting from 2008-2012 and CFO and board member of Franklin Templeton Investments from 2004-2008. He spent the majority of his career from 1973-2003 with McGladrey, the fifth largest U.S. public accounting firm, most recently as Partner-in-Charge of the Upper Midwest Region and National Executive Partner. He is currently a member of the boards of directors of Land O’Lakes, Alerus Financial, Crossroads Systems, Inc. (NASDAQ: CRDS) and ATRM Holdings, Inc. (NASDAQ: ATRM). Galen is a graduate of the University of Northern Iowa, B.S.

Jeanne M. Voigt, Director

Ms. Voigt has served as a director of the Company since October 2014 and chairs its compensation committee. From 1990-2008 Jeanne founded and served as President of MindWare, growing it from start up to a successful industry leading market brand in toys. She sold her interest to private equity and subsequently it was sold again to Berkshire Hathaway (NYSE: BRK). Jeanne held a variety of positions from 1981-1989 at First Bank System (U.S. Bank) in operations, cash management, planning and President of the discount brokerage company. She sits on the boards of Rockler, Nguku, and the Minnesota Children’s Museum. She is an active investor and philanthropist. Jeanne is a graduate of the University of Minnesota, B.S. Music Education, and M.B.A.

Limitations of Liability and Indemnification of Directors and Officers

As permitted by the Minnesota Business Corporation Act, our Articles of Incorporation include a provision that eliminates the personal liability of its directors in their capacities as directors for monetary damages to Hill Capital or its shareholders for breaches of the directors’ fiduciary duty. The principal effect of the provision is to prevent Hill Capital or its shareholders from suing any director for monetary damages arising out of a breach of that director’s duty of care or grossly negligent business decisions. The provision does not eliminate or limit liability for a director’s breach of the duty of loyalty, for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or for transactions in which a director derived an improper personal benefit. It also does not eliminate or limit a director’s liability for violations of state or federal securities laws.

The Minnesota Business Corporation Act and our bylaws provide that we will indemnify our officers and directors for liability arising out of certain actions. Such indemnification may be available for liabilities arising in connection with this offering. We have been advised that it is the position of the SEC that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

Code of Ethics

Hill Capital has adopted a Code of Ethics that was approved by our Board of Directors on July 10, 2015. A copy of our Code of Ethics is available upon request. All of our officers, directors and employees have signed the Code of Ethics. The Code of Ethics contains written standards that are designed to deter wrongdoing and to promote:

○	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

○	full, fair, accurate, timely, and understandable disclosure in reports and documents that Hill Capital files with, or submits to, the SEC and in other public communications made by the Company;

○	compliance with applicable governmental laws, rules and regulations;

○	the prompt internal reporting of violations of the code to the Board of Directors or another appropriate person or persons; and

○	accountability for adherence to the code.

Hill Capital will adopt a more comprehensive Code of Ethics under Rule 17j-1 of the 1940 Act prior to electing to become a BDC that will include written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws. These compliance policies and procedures will be reviewed annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.

Equity Incentive Plan

The Company does not currently have an equity incentive plan. Any future plan would require shareholder approval.

Remuneration; Affiliated Transactions

To date, no officers or directors have received any remuneration from Hill Capital, except for Mr. Donohue, who has received his salary beginning April 1, 2015 and reimbursement for expenses incurred since January 1, 2015. Fredrikson & Byron, P.A., Minneapolis, Minnesota, provides legal services to Hill Capital and may receive compensation from Hill Capital for rendering such services. Kevin S. Spreng, a director and shareholder of the Company, is a principal of Fredrikson & Byron, P.A. Except as disclosed in this Offering Circular, there are no direct or indirect interests of any person named above in Hill Capital or in any material transactions within the past two years or in any proposed transaction to which Hill Capital was or is to be a party.

PORTFOLIO COMPANIES

The Company currently holds no securities and has no portfolio companies.

Capital Stock and Other Securities

AUTHORIZED STOCK

The authorized capital stock of Hill Capital consists of one hundred thousand (100,000) shares of Common Stock, par value $.01 per share, of which 200 shares issued and outstanding as of the date of this Offering Circular.  The following statements relating to the capital stock set forth the material terms of the securities of Hill Capital; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the articles of incorporation and the by-laws, copies of which are available by request from the Company.

DESCRIPTION OF STOCK

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion.  In the event of a liquidation, dissolution or winding up of Hill Capital, the holders of Common Stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities.  All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase the Common Stock of Hill Capital. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

Hill Capital does not have any shares of preferred stock authorized.

DIVIDENDS

Subject to the BDC provisions of the 1940 Act and to having sufficient net income for distribution, we intend to distribute at least 90% of Hill Capital’s net income (net of fees and general administrative expenses) and gains to shareholders.  No assurance can be given that Hill Capital’s investments will generate such income.

DILUTION

The price per share paid by purchasers of Common Stock in this Offering will be the same as the cash price per share paid by our officers, directors and affiliated persons for shares acquired by them since our inception.  The following table summarizes the average price per share paid by (i) existing shareholders, (ii) this Offering, and (iii) the Contemporaneous Private Offering.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing Stockholders as of the date of this Offering Circular	200	1.0%	$200,000	1.0%	$1,000
Purchasers in this Offering	5,000	24.8%	$5,000,000	24.8%	$1,000
Purchasers in Contemporaneous Private Offering	15,000	74.2%	$15,000,000	74.2%	$1,000
Total	20,200	100%	$20,200,000	100%	$1,000

TAX CONSIDERATIONS

The following discussion is a general summary of certain tax considerations applicable to us and may be relevant to prospective investors in our Common Stock. The discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect.

This general summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in the Company. In addition, except to the extent specifically addressed below, it does not address the tax consequences applicable to all categories of investors, some of which may be subject to special tax rules, such as bank holding companies, insurance companies, organizations exempt from taxation, non-U.S. persons, and pass-through entities, including entities and arrangements classified as partnerships for U.S. federal tax purposes, or investors in such entities. In addition, the discussion does not address the state, local or non-U.S. tax consequences of an investment in the Company.

Investors should consult their own tax advisers about the U.S. federal, state, local, non-U.S. and other tax consequences of purchasing, holding and disposing our Common Stock. Tax matters are very complicated and the tax consequences to a shareholder of our Common Stock will depend upon the facts of the shareholder’s particular situation.

Taxation of the Company as an Ordinary Corporation

We intend to be regulated as a business development company under the 1940 Act. As a BDC, we intend to elect to be treated as a regulated investment company, under Subchapter M of the Code, which would make us eligible for pass-through tax status. It is anticipated that the Company will seek to meet the requirements of a BDC and RIC to qualify for the special tax status to relieve us from federal income tax on the part of our net investment income and realized capital gains that we distribute to shareholders. Unless and until the Company meets these requirements, it will be taxed as an ordinary corporation on its taxable income for that year (even if that income is distributed to the shareholders) and all distributions out of its earnings and profits will be taxable to the shareholders as dividends. There is no assurance that the Company will meet the requirements to qualify as a RIC.

Converting From an Ordinary Corporation to a RIC

In order to qualify as a RIC, the Company must, at the end of the first year in which it so qualifies, have no accumulated earnings and profits from years in which it was not taxed as a RIC. To meet this requirement, the Company must, before the end of the first year in which it qualifies as a RIC, distribute as dividends all of its accumulated earnings and profits. In addition to the foregoing, pursuant to the Treasury regulations, the Company must either (i) recognize gain on the disposition of any asset during the subsequent recognition period (generally 10 years) (the “Recognition Period”) beginning on the first day of the first taxable year for which the Company qualifies for pass-through status as a RIC that is held by the Company as of the beginning of such Recognition Period, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company’s adjusted tax basis in such asset as of the beginning of such Recognition Period (such excess, hereinafter, “built-in gain”), taxable at the highest regular corporate rates or (ii) elect to immediately recognize and pay tax on any such built-in gain with respect to any of its portfolio holdings and, as described above, distribute the earnings and profits from such deemed sales. As a RIC, the Company generally would not be able to use any net operating loss carryforwards relating to periods prior to the first year in which the Company qualifies as a RIC. Therefore our Board will make a determination as to the timing of our election to be treated as a regulated investment company, under Subchapter M of the Code.

In order to qualify as a RIC under Subchapter M of the Code, we must, among other things, (1) at all times during the taxable year, have a valid and effective election to be a BDC under Sections 6(f) and 54 of the 1940 Act; (2) derive at least 90% of our gross income for each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to our business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code); (3) diversify our holdings so that, at the end of each quarter of each taxable year: (a) at least 50% of the value of our total assets is represented by (i) cash and cash items, U.S. government securities, and securities of other RICs, and (ii) other securities (counting each investment in such other securities only if the value of such securities does not exceed 5% of the value of our total assets and we not own more than 10% of the outstanding voting securities of the issuer of such securities), and (b) not more than 25% of the value of our total assets is invested in (i) the securities (other than U.S. government securities and securities of other RICs) of any one issuer, (ii) the securities (other than securities of other RICs) of two or more issuers that the Company controls (defined as 20% or more of the voting power) and that are engaged in the same, similar, or related trades or businesses, or (iii) the securities of one or more qualified publicly traded partnerships; and (4) file an election to be a RIC.

Taxation of the Company as a Regulated Investment Company

If we qualify as a RIC, we generally will not have to pay corporate level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To do so, we must distribute to our shareholders each taxable year an amount equal to or exceeding the sum of (1) 90% of our “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (2) 90% of the excess of our gross tax-exempt interest, if any, over certain disallowed deductions. We generally will not be subject to U.S. federal income tax on any income of the fund, including “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), distributed to the shareholders. However, if we meet such distribution requirements and, thus, we are eligible for pass-through status, but choose to retain some portion of its investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate income tax rates on the amount retained.

If, after initially qualifying as a RIC, we fail to qualify as a RIC that is eligible for pass-through status for any taxable year, we will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Company to tax at the corporate level and to a further tax at the shareholder level when such income is distributed. In such a case, there may be substantial tax and other costs associated with re-qualifying as a RIC.

If we qualify as a RIC, we will be subject to a nondeductible 4% excise tax (“Excise Tax”) to the extent the Company fails to distribute by the end of any calendar year at least 98% of its ordinary income for such calendar year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus certain other undistributed amounts. For these purposes, any taxable income retained by the Company, and on which it pays federal income tax, will be treated as having been distributed.

We currently intend to distribute in each year for which we qualify as a RIC substantially all of our net investment income and capital gain net income so as not to be subject to either federal income tax or Excise Tax.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt securities treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind (PIK) interest or, in certain cases, instruments with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. If we are ever not able to obtain sufficient cash from other sources to satisfy distribution requirements, we may fail to qualify as a RIC and become subject to corporate-level U.S. federal income taxes on all of our taxable income without the benefit of the dividends-paid deduction.

Taxation of the Company’s Stockholders if the Company Qualifies as a RIC

Generally, dividends paid to the shareholders that are attributable to our net investment income (which, for this purpose, includes net short-term capital gains) will be taxable to shareholders as non-qualified dividends. Since our income is expected to be derived primarily from sources that do not pay “qualified dividend income,” such dividends generally will not qualify for the federal income tax rate available to individuals on qualified dividend income. Capital gain distributions are taxable to shareholders as long-term capital gains regardless of how long the shareholder has held shares of Common Stock. It is not anticipated that a significant portion of our dividends will qualify for the dividends-received deduction for corporate shareholders.

Distributions are generally includible in the income of the shareholders at the time the distribution is received. Any distribution, however, declared by the Company as of a record date in October, November or December, and paid to the shareholders the following January, is deemed to have been paid by the Company and received by the shareholders on December 31 of the year declared for both federal income and Excise Tax purposes. This will prevent the application of the Excise Tax, discussed above, to the Company as a result of certain delays in the payment of the dividends.

If, for any calendar year, our total distributions exceed our current and accumulated earnings and profits, the excess will generally be considered a tax-free return of capital to the shareholders to the extent of each shareholder’s adjusted basis in its shares and then as capital gain. The amount treated as tax-free return of capital will reduce the adjusted tax basis of the shareholders’ shares, thereby increasing the potential gain or reducing the potential loss on the sale of the shares.

In general, upon the sale or other disposition of shares, the seller will recognize a gain or loss equal to the difference between the amount realized on the sale and its adjusted basis in the shares. Any loss on the sale recognized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical shares within a period beginning 30 days before the disposition and ending 30 days after the disposition. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Gain or loss realized upon a sale of shares generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the shares were held for more than one year. In addition, if the shares sold were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the seller with respect to such shares.

We may be required to make U.S. federal backup withholding from all taxable distributions to any U.S. stockholder (other than a corporation, a financial institution, or a stockholder that otherwise qualifies for an exemption) (1) if such stockholder fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) if the Internal Revenue Service notifies us that such stockholder has failed to properly report certain interest and dividend income to the Internal Revenue Service and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the Internal Revenue Service.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income, Qualifying Dividends and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service. Dividends paid by us out of our “investment company taxable income” generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state and local taxes depending on a U.S. stockholder’s particular situation.

Certain Considerations for Tax-Exempt Investors

Qualified plans, individuals retirement accounts and investors exempt from taxation under Section 501(c)(3) of the Code (collectively “tax-exempt entities”) are generally exempt from taxation except to the extent that they have “unrelated business taxable income” (“UBTI”) (determined in accordance with Sections 511-514 of the Code). If we qualify as a RIC, it is likely that distributions by the Company to a shareholder that is a tax-exempt entity that are treated as dividends will not be considered UBTI and, therefore, will be exempt from federal income tax even if the Company borrows to acquire its investment assets. Under Section 512(b) of the Code, UBTI does not include dividends received by a tax-exempt entity. As a general rule, the income tax provisions relating to corporations apply to RICs unless Subchapter M of the Code provides otherwise and, thus, Section 512(b) should apply to exclude from UBTI dividends paid by a RIC to a tax-exempt entity. This conclusion is also supported by Revenue Ruling 66-106, which applies Section 512(b) to exclude from UBTI dividends paid to the tax-exempt shareholders of a real estate investment trust, a conduit entity that invests in real estate and is substantially similar to a RIC for tax purposes, on the same theory. If a tax-exempt entity, however, borrows money to purchase its interests in the Company, a portion of its income from the Company will constitute UBTI pursuant to the “debt-financed property” rules of the Code.

Certain organizations that are exempt from taxation under the Code are subject to different rules. For example, a charitable remainder trust (as defined in Section 664 of the Code) that realizes UBTI during a taxable year must pay an excise tax annually of an amount equal to 100% of such income. Each investor that is a tax-exempt entity is urged to consult with its own tax advisers regarding the U.S. federal, state, local, non-U.S. income and other tax treatment of its investment in the Company based upon its particular circumstances.

Certain Considerations for Non-U.S. Investors

We do not anticipate the Company having any shareholders that are not a “U.S. person” within the meaning of the Code (a “foreign shareholder”). If our shares are acquired and held by a foreign shareholder, those shareholders should consult their tax advisers as tax matters and related regulations are very complicated and dependent upon the shareholder’s particular circumstances. The Company will disclose the information that it receives from (or concerning) its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with Foreign Account Tax Compliance Act, related intergovernmental agreements or other applicable law or regulation.

ADDITIONAL INFORMATION

Additional information, such as Articles of Incorporation and Bylaws, is available upon request from the Company. The Company will make available a subscription agreement and information regarding our escrow account to persons interested in purchasing Shares.

Financial Statements

Exhibit A	Audited Financial Statements as of December 31, 2015 and 2014

Exhibit B	Unaudited Financial Statements as of June 30, 2016

Exhibit A - Audited Financial Statements as of December 31, 2015 and 2014.

HILL CAPITAL CORPORATION

INDEPENDENT AUDITOR’S REPORT

Baker Tilly Virchow Krause, LLP 225 S Sixth St. Ste 2300 Minneapolis, MN 55402-4661 tel 612 876 4500 fax 612 238 8900 bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Hill Capital Corporation
St. Paul, Minnesota

We have audited the accompanying statement of financial position of Hill Capital Corporation (the Company) as of December 31, 2015 and 2014, and the related statement of operations, statement of changes in net assets and cash flows for the year ended December 31, 2015 and period from January 21, 2014 to December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hill Capital Corporation as of December 31, 2015 and 2014 and the results of their operations, their changes in net assets and their cash flows for the year ended December 31, 2015 and period from January 21, 2014 to December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
September 30, 2016

An Affirmative Action Equal Opportunity Employer

EXHIBIT A

HILL CAPITAL CORPORATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2015 and 2014

	2015	2014
Assets
Cash	$91,773	$150,000
Total Assets	$91,773	$150,000

Liabilities
Accounts Payable	$5,474	$—
Total Liabilities	5,474	—

Shareholders’ Equity
Common stock, $0.01 par value, 100,000 shares authorized, 200 and 150 shares issued and outstanding as of December 31, 2015 and 2014, respectively	2	2
Additional Paid in Capital	199,998	149,998
Accumulated undistributed investment loss	(113,701)	—
Total Shareholders’ Equity	86,299	150,000
Total Liabilities and Shareholders’ Equity	$91,773	$150,000

Net Asset Value Per Common Share	$432	$1,000

The accompanying notes are an integral part of these financial statements.

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EXHIBIT A

HILL CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

and the period from Janurary 21, 2014 to December 31, 2014

	2015	2014
Investment Income	$—	$—

Operating Expenses:
Compensation	71,786	—
Professional Fees	14,491	—
Selling, General and Administrative Expenses	27,424	—
Total Operating Expenses	113,701	—

Net Investment Income (Loss)	$(113,701)	$—

The accompanying notes are an integral part of these financial statements.

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EXHIBIT A

HILL CAPITAL CORPORATION

STATEMENT OF CHANGES IN NET ASSETS

For the Year Ended December 31, 2015

and the period from Janurary 21, 2014 to December 31, 2014

	2015	2014

Net Assets at Beginning of Period	$150,000	$—
Net Investment Gain (Loss)	(113,701)	—
Issuance of common stock for cash	50,000	150,000
Net Assets at End of Period	$86,299	$150,000
Accumulated Net Investment Gain (Loss)	$(113,701)	$—

The accompanying notes are an integral part of these financial statements.

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EXHIBIT A

HILL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

and the period from Janurary 21, 2014 to December 31, 2014

	2015	2014
Cash Flow From Operating Activities
Net Investment Income (Loss)	$(113,701)	$—
Increase in Accounts Payable	5,474	—
Net Cash Provided (Used) by Operating Activities	(108,227)	—

Cash Flow From Financing Activities
Proceeds from Issuance of Common Stock	50,000	150,000
Net Cash Provided (Used) by Financing Activities	50,000	150,000

Net increase (decrease) in Cash	(58,227)	150,000

Cash Beginning of Period	$150,000	$—
Cash End of Period	$91,773	$150,000

The accompanying notes are an integral part of these financial statements.

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EXHIBIT A

HILL CAPITAL CORPORATION NOTES TO FINANCIAL STATEMENTS

As of December 31, 2015 and 2014

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations and basis of presentation

Hill Capital Corporation (the “Company” or “Hill Capital”) was incorporated in the state of Minnesota on January 21, 2014, structured as an internally managed, non-diversified, closed-end management investment company. The Company intends to elect to be regulated as a business development company under the Investment Company Act of 1940 (“the 1940 Act”).

As of December 31, 2015, the Company has not conducted any operations other than organizational activities.

The Company’s investment objective is to achieve attractive risk-adjusted returns by generating current income from interest on debt investments and capital appreciation from equity investments by: (1) provide financing to next-stage grown companies (i.e. businesses that need financing to advance from one stage of development to the next stage), (2) earn current income from interest and dividend payments from investors, and (3) achieve capital gains through an increase in the value of our equity securities.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of assets and liabilities has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash

Cash and cash equivalents consist of bank demand deposits.

Organizational and Offering Costs

The Company accounts for organizational and offering costs in accordance with Financial Accounting Standards Board Accounting Standards Codification 720-15 (ASC 720-15) Start-up Costs. Accordingly, organizational costs are expensed as incurred. Offering costs represent amounts incurred directly related to the issuance of securities of the Company and are recorded in equity as a reduction of the proceeds of the offering.

Management fees and service fees

The Company does not incur expenses related to management and service fees. Our management team manages the Company’s investments as part of their responsibilities.

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Fair Value of Financial Instruments

As of December 31, 2015 and 2014, the Company’s financial instruments consisted of cash deposits. The carrying value of cash deposits approximates its fair value.

Marketing

The Company does not have an advertising policy, but it pays for marketing materials such as brochures, business cards and brand presence on the Internet (website, social media, etc.). In 2015 and 2014, these expenses were $12,529 and $0, respectively.

Income Taxes

The Company intends to elect to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended, and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Company represents obligations of the Company’s investors and will not be reflected in the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards

Management does not believe that any issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statement(s).

Reverse Stock Split

On June 30, 2015, the Board of Directors approved a reverse stock split to facilitate further capital raising efforts. The reverse split provides for one new share of common stock to be issued in exchange for each 100 shares of common stock outstanding at June 30, 2015. The reverse stock split resulted in a reduction of the authorized shares of common stock. The accompanying financial statements and footnotes have been adjusted to reflect the reverse stock split.

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NOTE 2. COMMITMENT AND CONTINGENCIES

Founding Shareholder Agreement with the James J. Hill Reference Library (the “Center”)

Hill Capital Corporation and the Center entered into a Founding Sponsor Investor Agreement (“Sponsor Agreement”) on December 31, 2014. The Sponsor Agreement as amended outlines our strategic relationship with the Center and provides certain rights to the Company in exchange for minimum payments by Hill Capital for the use of the Center. The minimum payment requirement becomes effective upon closing of the Aggregate Minimum ($10,000,000 of new shareholder equity) and calls for payments of $12,500 in year one, $22,500 in year two, $32,500 in year three, $42,500 in year four and $45,000 in year 5 and beyond. On July 21, 2015, Hill Capital Corporation executed a one-year room rental agreement with the James J. Hill Reference Library. In 2015 and 2014, Hill Capital paid rents of $2,083 and $0, respectively.

NOTE 3. SUBSEQUENT EVENTS

The company has evaluated subsequent events through September 30, 2016, the date the financial statements were available to be issued, for events requiring recording for disclosure in the Company’s financial statements.

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EXHIBIT B

HILL CAPITAL CORPORATION STATEMENT OF FINANCIAL POSITION As of June 30, 2016 (Unaudited)

Assets
Cash	$53,646
Accounts Receivable	4,000
Total Assets	$57,646

Liabilities
Accounts Payable	12,948
Accrued Compensation	27,628
Accrued Expenses	849
Total Liabilities	41,425

Shareholders’ Equity
Common stock, $0.01 par value, 100,000 shares authorized, 200 shares issued and outstanding as of June 30, 2016	2
Additional Paid in Capital	199,998
Accumulated undistributed investment loss	(183,779)
Total Shareholders’ Equity	16,221

Total Liabilities and Shareholders’ Equity	$57,646

Net Asset Value Per Common Share	$81

The accompanying notes are an integral part of these financial statements.

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EXHIBIT B

HILL CAPITAL CORPORATION STATEMENT OF OPERATIONS Six Months Ended June 30, 2016 (Unaudited)

Consulting Revenue	$19,000

Operating Expenses:
Compensation	65,677
Professional Fees	8,429
Selling, General and Administrative Expenses	14,972
Total Operating Expenses	89,078

Net Investment Income (Loss)	$(70,078)

The accompanying notes are an integral part of these financial statements.

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EXHIBIT B

HILL CAPITAL CORPORATION STATEMENT OF CHANGES IN NET ASSETS Six Months Ended June 30, 2016 (Unaudited)

Net Assets at Beginning of Period	$86,299
Net Investment Gain (Loss)	(70,078)
Issuance of common stock for cash	—
Net Assets at End of Period	$16,221
Accumulated Net Investment Gain (Loss)	$(70,078)

The accompanying notes are an integral part of these financial statements.

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EXHIBIT B

HILL CAPITAL CORPORATION STATEMENT OF CASH FLOWS Six Months Ended June 30, 2016 (Unaudited)

Cash Flow From Operating Activities
Net Investment Income (Loss)	$(70,078)
Decrease in Accounts Receivable	4,000
Increase in Accounts Payable	7,474
Increase in Accrued Expenses	28,477
Net Cash Provided (Used) by Operating Activities	(38,127)

Cash Flow From Financing Activities
Proceeds from Issuance of Common Stock	—
Net Cash Provided (Used) by Financing Activities	—

Net increase (decrease) in Cash	(38,127)

Cash Beginning of Period	$91,773
Cash End of Period	$53,646

The accompanying notes are an integral part of these financial statements.

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EXHIBIT B

HILL CAPITAL CORPORATION NOTES TO FINANCIAL STATEMENTS

As of June 30, 2016

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations and basis of presentation

Hill Capital Corporation (the “Company” or “Hill Capital”) was incorporated in the state of Minnesota on January 21, 2014, structured as an internally managed, non-diversified, closed-end management investment company. The Company intends to elect to be regulated as a business development company under the Investment Company Act of 1940 (“the 1940 Act”).

As of June 30, 2016, the Company has not conducted any operations other than organizational activities and consulting services to the James J. Hill Center (the “Center”) to augment staffing as needed by the Center.

The Company’s investment objective is to achieve attractive risk-adjusted returns by generating current income from interest on debt investments and capital appreciation from equity investments by: (1) provide financing to next-stage growth companies (i.e. businesses that need financing to advance from one stage of development to the next stage), (2) earn current income from interest and dividend payments from investors, and (3) achieve capital gains through an increase in the value of our equity securities.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of assets and liabilities has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash

Cash and cash equivalents consist of bank demand deposits.

Organizational and Offering Costs

The Company accounts for organizational and offering costs in accordance with Financial Accounting Standards Board Accounting Standards Codification 720-15 (ASC 720-15) Start-up Costs. Accordingly, organizational costs are expensed as incurred. Offering costs represent amounts incurred directly related to the issuance of securities of the Company and are recorded in equity as a reduction of the proceeds of the offering.

Management fees and service fees

The Company does not incur expenses related to management and service fees. Our management team manages the Company’s investments as part of their responsibilities.

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Fair Value of Financial Instruments

As of June 30, 2016, the Company’s financial instruments consisted of cash deposits. The carrying value of cash deposits approximates its fair value.

Revenue

The Company had $19,000 of income from consulting for the James J. Hill Center from January to June 30, 2016. This was compensation for employees of the Company augmenting staff needs of the Center, primarily for marketing.

Marketing

The Company does not have an advertising policy, but it pays for marketing materials such as brochures, business cards and brand presence on the Internet (website, social media, etc.). During the six-month period ending June 30, 2016, these expenses were $7,273.

Income Taxes

The Company intends to elect to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended, and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Company represents obligations of the Company’s investors and will not be reflected in the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards

Management does not believe that any issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statement(s).

Reverse Stock Split

On June 30, 2015, the Board of Directors approved a reverse stock split to facilitate further capital raising efforts. The reverse split provides for one new share of common stock to be issued in exchange for each 100 shares of common stock outstanding at June 30, 2015. The reverse stock split resulted in a reduction of the authorized shares of common stock. The accompanying financial statements and footnotes have been adjusted to reflect the reverse stock split.

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NOTE 2. COMMITMENT AND CONTINGENCIES

Founding Shareholder Agreement with the James J. Hill Reference Library (the “Center”)

Hill Capital Corporation and the Center entered into a Founding Sponsor Investor Agreement (“Sponsor Agreement”) on December 31, 2014. The Sponsor Agreement as amended outlines our strategic relationship with the Center and provides certain rights to the Company in exchange for minimum payments by Hill Capital for the use of the Center. The minimum payment requirement becomes effective upon closing of the Aggregate Minimum ($10,000,000 of new shareholder equity) and calls for payments of $12,500 in year one, $22,500 in year two, $32,500 in year three, $42,500 in year four and $45,000 in year 5 and beyond. On July 21, 2015, Hill Capital Corporation executed a one-year room rental agreement with the James J. Hill Reference Library. During the six-month period ending June 30, 2016, Hill Capital has paid $2,500 for rent.

NOTE 3. SUBSEQUENT EVENTS

The company has evaluated subsequent events through September 30, 2016, the date the financial statements were available to be issued, for events requiring recording for disclosure in the Company’s financial statements.

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